

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2023

Simon Horsman
Chief Executive Officer
LAMF Global Ventures Corp. I
9255 Sunset Blvd., Suite 515
West Hollywood, California 90069

      **Re:  LAMF Global Ventures Corp. I**
          **Preliminary Proxy Statement on Schedule 14A**
          **Filed April 11, 2023**
          **File No. 001-41053**

Dear Simon Horsman:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc:    Daniel Nussen